EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC.

Offer to Exchange 5.25% Senior Notes due 2020

Registered under the Securities Act of 1933 for

All Outstanding Unregistered 5.25% Senior Notes due 2020

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands)

Income from operations before income taxes	$86,620	$80,273	$184,678	$184,477	$61,472	$93,977	72,238
Add (Subtract):
Capitalized interest	(49)	(393)	(451)	(541)	(236)	(157)	(1,179)
Amortization of capitalized interest	362	377	678	616	567	541	435
Fixed charges (see calculation below)	27,790	21,672	46,260	35,620	23,511	18,736	22,897
Income from operations before income taxes as adjusted	$114,723	$101,929	$231,165	$220,172	$85,314	$113,098	$94,391
Fixed charges:
Interest expense, net	$22,240	$17,120	$39,389	$27,936	$15,999	$8,403	$13,157
Interest income	402	546	798	874	825	623	4,023
Capitalized interest	49	393	451	541	236	157	1,179
Amortization of capitalized interest	(362)	(377)	(678)	(616)	(567)	(541)	(435)
Preferred stock dividend	—	—	—	—	—	—	332
Portion of operating lease rental expenses deemed to be representative of the interest factor	5,461	3,990	6,300	6,885	7,018	5,624	4,641
Fixed charges	$27,790	$21,672	$46,260	$35,620	$23,511	$18,736	$22,897

Ratio of earnings to fixed charges	4.1x	4.7x	5.0x	6.2x	3.6x	6.0x	4.1x